Exhibit 99.1

Filed by Pacific Premier Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Opus Bank
SEC Registration Statement No.: 333-

Pacific Premier Bancorp
Monday, February 3, 2020, 11:00 A.M. Eastern

Pacific Premier Bancorp, Inc.
Conference Call
Monday, February 3, 2020, 11:00 A.M. Eastern

CORPORATE PARTICIPANTS
Steven Gardner - Chairman, President and Chief Executive Officer
Paul Taylor - President and Chief Executive Officer, Opus Bank
Ronald J. Nicolas, Jr. - Senior Executive Vice President and Chief Financial Officer

PRESENTATION

Operator
Good day, and welcome to the Pacific Premier Bancorp Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star (*) key followed by zero (0). After today's presentation, there will be an opportunity to ask questions. To ask a question, you may press star (*) then one (1) on your touchtone phone. To withdraw your question, please press star (*) then two (2). Please note this event is being recorded.

I would now like to turn the conference over to Mr. Steven Gardner, Chairman and CEO of Pacific Premier Bancorp. Please go ahead.

Steven Gardner
Thank you, Kate. Good morning everyone. I appreciate you joining us today. As you are all aware, earlier this morning we announced the signing of a definitive agreement to acquire Opus Bank. I am pleased to be joined today by Paul Taylor, the President and CEO of Opus, as well as Ron Nicolas, our CFO. We are going to walk through the details of the transaction and then we will open up the call to questions. There is a slide presentation summarizing the transaction that I will be speaking to and you can find that on the front page of our investor relations website at www.ppbi.com. Within the presentation and press release, we have our cautionary statement regarding forward-looking comments, and I would encourage you to read through those. Notably, annualized pro forma and estimated figures and projections we present today are not forecast and may not reflect actual results.

With that, I am going to begin with page 4 of the deck. Over the past decade, Pacific Premier has grown significantly and become one of the top-performing financial institutions in the country. M&A has been a key component of our strategy for enhancing the value of our franchise as we have successfully acquired and integrated a number of financial institutions that have expanded our market footprint, increased our scale, diversified the balance sheet and added a great deal of sophistication and talent to our organization.

In 2019, after a long period of strong growth, we focused our time and resources on completing a number of important internal projects that helped us to expand our capabilities and strengthen the bank's operations. It was an important year for the company as it enabled us to put the infrastructure in place to support a much larger financial institution and positioned us to execute on the transformative transaction that we have announced today. The reality is, we are in a consolidating industry and scale matters. It provides greater capacity to invest in technology, to innovate and to create the operating efficiencies that lead to strong profitability and returns.

The combination of Pacific Premier and Opus creates one of the premier banks in the western United States with approximately $20 billion in total assets with greater operational scale and increased efficiencies that we believe will drive greater shareholder value. Both companies are approaching this transaction from a position of strength, and each company has significant momentum and strong asset quality. We will create a regional bank that is well positioned in some of the best markets in the western US.

Notably, this combination will significantly increase Pacific Premier’s presence in the State of California with more than $13 billion of deposits. We will also enter the Seattle market in a meaningful way with more than a billion dollars in deposits and expand our presence in Arizona and Oregon, all of which are some of the most dynamic economies in the US. This merger adds further diversification to Pacific Premier's products and services; notably, Opus is one of the leading multifamily lenders in the western US.

Additionally, they bring complementary lines of business that will meaningfully enhance our revenue by providing a larger stream of non-interest income. Opus's PENSCO Trust business, an IRA custodian for alternative assets and Commerce Escrow, an escrow and 1031 Exchange business, are two such examples. We will talk more about each of these businesses in a bit. With greater scale, we will continue to invest in technology and/or platforms to ensure we remain at the forefront of innovation. Importantly, risk management will remain a core part of our DNA, and we will continue to invest in the people and systems that allow us to effectively manage enterprise-wide risks.

From a financial perspective, this transaction is very attractive for both Pacific Premier and Opus shareholders. Given the consideration is 100% stock, the Opus shareholders have the opportunity to reinvest in the combined organization. The projected financial metrics are compelling with 14% EPS accretion in 2021 and a relatively short tangible book value earnback period of 1.8 years. The transaction is expected to be accretive to both our return on average assets and our return on average tangible common equity. With the synergies we project from this combination, we believe our efficiency ratio will improve to the mid to high 40% range.

Before we move on, I want to take a moment to ask Paul Taylor to provide some of his thoughts on the transaction. Paul was recruited as Opus's CEO in May of last year after having served as the CEO of Guaranty Bancorp in Colorado prior to its successful sale to Independent Bank Group. We have closely followed Opus over the years, and have been very impressed with the job that Paul has done since he took over. Without a doubt, this transaction would not have been possible without Paul's leadership, dedication and commitment to his shareholders and employees. It has been a pleasure to get to know Paul better over the past several months and I am looking forward to working closely with him as we quickly move towards closing.

Paul, I will turn it over to you for a few thoughts.

Paul Taylor
Well, thanks Steve, and good morning to everybody on the phone. It has been great to work with you and your team. Following our comprehensive due diligence on Pacific Premier's operations, including a deep dive into the loan portfolio and credit-risk management practices, we are confident Pacific Premier is the right partner for Opus Bank and that this is the right transaction for our shareholders, employees, customers, and communities. We asked ourselves a key question during the due diligence, focused on are the cultures compatible? Would this enable us to better serve our customers? Is the deal in the best interest of our organization and our shareholders? We firmly believe the answer to these questions is yes.

Our due diligence process has confirmed that Pacific Premier is truly a high-quality organization, managed and led by capable, well-respected professionals. As I am sure many of you did, I saw that Forbes recently ranked Pacific Premier 3rd on its annual list of America's Best Banks. In part that is a testament to Steve and his team's ability to generate quality earnings while effectively managing a growing institution. Equally as important, from what we have observed, it is based on a strong culture that places the highest priority on integrity, client service, innovation and disciplined risk management. Those are values that Opus Bank shares and why we believe so strongly in the merits of this transaction. As Steve said earlier, this is a consolidating industry and that is why we are excited to take this step with Pacific Premier Bank and be part of a high-quality group of bankers.

I want to thank all of Opus's employees for continuing to deliver for our customers and our shareholders. And now Steve, I will turn it back to you.

Steven Gardner
Great. Thanks Paul. On slide 5, we highlight the Opus franchise, which is an $8 billion commercial bank headquartered in Irvine, California, and operating along the West Coast. Under Paul Taylor's leadership along with a number of new executive managers, Opus has significantly simplified its business model and de-risked the balance sheet. They exited risky business segments such as enterprise value, healthcare practice and technology lending, areas that had experienced significant credit losses. As they were winding down those business lines, they returned the bank’s focus to multifamily lending and traditional commercial banking activities. This shift in focus, combined with the strong contributions from the PENSCO and Commerce Escrow teams, has enabled Opus to significantly improve its financial performance and its overall risk profile.

On slide 6, we take a closer look at one of the key benefits of this transaction, which is the additional diversification we will acquire in our revenue and deposit mix. With the strong sources of fee income that Opus generates from its PENSCO and Commerce Escrow businesses, we will nearly triple our non-interest income to approximately $80 million annually.

In 2019, PENSCO generated approximately $28 million in fee income while providing the bank with a large stable source of low-cost deposits priced at just two basis points. PENSCO is an attractive business with a strong position in a narrow niche segment within the larger custodial IRA market, which itself is a segment of the much larger trust industry. During its history, PENSCO has been focused on the singular line of business, but we believe there are attractive opportunities to leverage the group's expertise, grow the existing business and expand into other areas in the trust market.

During the second half of 2019, PENSCO hired Richard Immesberger as its new President, the former National Head of Trust and Estate Services for BMO Private Bank. We believe there is untapped potential to grow and expand PENSCO’s business and we are looking forward to working with Rich. Commerce Escrow is also an attractive line of business, generating $6 million in fee income last year and accounting for $650 million in deposits at a cost of 25 basis points. Commerce is one of the leading Escrow and 1031 Exchange accommodators in Los Angeles. It is led by Robert Minsky, a highly capable executive and part of the family that founded the firm in 1989. We see good synergies and the opportunity to further grow and expand Commerce Escrow's business in the years to come.

Turning to slide 7, we highlight the geographic diversity and branch footprint of the combined franchise. In 7 of the 9 regions that we will compete in, we will have a top-10 market share and we will have a highly attractive branch network throughout the western US. There is significant branch overlap that presents an opportunity for consolidation, which is a part of the cost savings we are expecting. Over the years, we have been able to rationalize branches in a manner that limits deposit attrition, optimizes the efficiency of our network and helps us to effectively manage our deposit cost.

As part as Opus's return to more traditional banking activities, they have recruited a number of talented relationship bankers that will help improve the overall depth and breadth of our commercial banking team and we expect the combined organization will be able to drive a higher level of client penetration and new customer account acquisition.

On slide 8, we take a look at the combined loan portfolio. Our pro forma loan portfolio will be in excess of $14.6 billion and will be well diversified geographically and across asset classes. The pro forma portfolio will have excellent credit quality with NPAs of 8 basis points of total assets and provide attractive risk-adjusted returns. We will have expertise in a broad-spectrum of C&I, Commercial Real Estate and multi-lending verticals, and our larger balance sheet and capital levels will enable us to grow our middle market commercial banking practice.

Opus has a sizable portfolio of well underwritten multifamily loans, which are diversified across metropolitan areas throughout the west. The credit performance of their multifamily portfolio has been exceptional with zero charge-offs since the inception of the bank in 2010.
Given our long history in multifamily lending and asset class we know well, we expect to continue to benefit from this lending vertical and as we have previously done, we will gradually moderate the CRE concentration over time.

On slide 9, we highlight the very attractive combined deposit base. On a pro forma basis, we will have approximately $15.4 billion in total deposits at a blended cost of 76 basis points with 88% of the deposits in non-maturity accounts. The PENSCO and Commerce Escrow deposits account for about 30% or $2 billion of Opus's total deposits and have a blended cost of 10 basis points. These deposits will be a core part of our funding mix going forward, and as I previously said, we see opportunities to expand both businesses over time.

Within the rest of Opus's deposit mix, there is some higher cost funding that we plan to runoff and replace with core deposits over time. We see this as an opportunity to drive down costs while improving the overall composition of the portfolio. At this point, I would like to ask Ron Nicolas to walk us through an overview of the transaction and some of the key assumptions on the next two slides.

Ronald J. Nicolas, Jr.
Thanks Steve and good morning. As Steve highlighted, this is an attractive transaction from a number of perspectives including financially. The acquisition consideration is 100% stock at a fixed exchange ratio of 0.9 with an aggregate transaction value of approximately $1 billion. We expect EPS accretion of 14% in 2021, which is approximately $0.36 per share. The transaction is priced at 138% of tangible book value per share and approximately 15x 2021 consensus EPS. Tangible book value dilution is 2.8% or $0.53 per share with an estimated payback period of 1.8 years. Notably, the cost of the CECL double hit alone is $0.38 per share. We expect to close the transaction in the latter half of the second quarter with the system conversion and integration to occur in the second half of 2020.

Highlighting some of the key assumptions on slide 11, we are currently projecting cost savings of approximately 25% with 100% of the projected cost savings achieved in 2021. We expect to take a loan mark of 1.34% on the Opus portfolio for the fair market value adjustment. In terms of the CECL impact, we will record a CECL reserve of 0.81% on the non-PCD loans representing approximately $47 million and a 4% reserve on the PCD loans representing approximately $3 million. We evaluated Opus's CECL model and its results and also ran the Opus loan portfolio through our model in determining the ACL reserve requirements. We performed comprehensive due diligence on all areas of the company, and our credit team and third-party loan review experts performed extensive due diligence on the Opus loan portfolio.

We also included a number of other balance sheet adjustments totaling $46.5 million pre-tax and lastly, we expect approximately $67.4 million in pre-tax merger-related expenses, which we have modeled as an expense fully recognized at closing.

With that, I will turn it back to Steve.

Steven Gardner
Thanks Ron. On slide 12, we review our highly successful past acquisitions and the value we have been able to create for shareholders. With each deal we have done, our disciplined process for analyzing targets, conducting due diligence, obtaining the requisite approvals, converting the core systems and integrating the two organizations has grown in sophistication and the level of execution. Our approach is to work collaboratively with the target's executives and management teams to create an organization that is stronger, more capable, and better able to compete than either institution would have been on its own. Over the past several years, we have significantly increased our total assets while growing tangible book value per share at a compounded annual rate of 13%. It reflects our team’s ability to extract value and deliver the earnings growth that we expect while strengthening all aspects of our operations.

On slide 13, we have some concluding thoughts. As a $20 billion institution with meaningful presence in some of the most desirable markets on the West Coast, we believe that we will further enhance the scarcity value of our franchise. Over the past several years through our various acquisitions, we have established footholds in a number of key markets outside of California and we will continue that theme through the acquisition of Opus. The economics of this transaction are compelling for both Pacific Premier and Opus shareholders. We will increase our earnings power, improve our non-interest income and enter attractive deposit-rich lines of business.

In closing, we believe this transaction will be another opportunity for us to profitably invest our capital in a way that will positively impact earnings power and to drive shareholder value over the long term. We have some additional financial details in the appendix, but with that we would be happy to answer any questions you might have.

Kate, could you please explain to everyone how to get into the queue?

QUESTIONS AND ANSWERS

Operator
Yes, we will now begin the question-and-answer session. To ask a question, you may press star (*) then one (1) on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the key. If at any time, your question has been addressed and you would like to withdraw your question, please press star (*) then two (2).

The first question is from Mr. Gary Tenner from D.A. Davidson. Go ahead.

Gary Tenner
Good morning and congratulations on the deal. I wanted to ask a couple of questions and Steve, you alluded to this a little bit with regard to the multifamily portfolio. Several years ago, PPBI had a larger multifamily exposure that you have worked down over time, obviously this increases it. As you are thinking of that line of business, there has been some gain on sale, I think, at Opus from that business, and they both kind of a production engine in multifamily, would you think of that as over time more of a flow, gain on sale business versus portfolio? Or maybe just help us understand how are you thinking about that?

Steven Gardner
We are thinking about it in both ways. Certainly, Opus has generated some nice gains along the way and their team is very capable of originating high quality loans. So, it is something that we are looking at and considering.

Gary Tenner
Okay, and as it relates to the markets that you have not been in, that Opus was, obviously you are going to Seattle with a good-sized beachhead there. You had, I think, a small presence up in the Portland MSA, and OPB gives you another little bit up in this market. How you are thinking about the smaller markets like Portland, Vegas, and Arizona that Opus had a presence at?

Steven Gardner
We are seeing it the fact that there is plenty of opportunity to expand there organically. We think that there are some down the road attractive potential targets as well, but for the foreseeable future we want to integrate the teams, get the best from both organizations, deploy our business development process and technology and start to drive in new clients.

Gary Tenner
Okay, then, just one last question from me. In terms of the mix of the balance sheet on a pro forma basis, I think Opus had a little bit larger securities portfolio relative to their assets. As part of the efforts to reduce some of the funding costs, I do not know if maybe moderating the amount of liquidity in the balance sheet is part of that, but if Steve or Ron can comment on that?

Steven Gardner
It is possible. We have been running our portfolio around 12% of total assets. I think it would generally be in that range, but it is something that we will continue to assess.

Gary Tenner
Okay, thanks for taking my questions.

Steven Gardner
Sure.

Operator
Our next question is from David Feaster from Raymond James. Go ahead.

David Feaster
Hey, good morning guys.

Steven Gardner
Hi David.

David Feaster
You touched on it a bit, but could you just elaborate a bit on the infrastructure that you have put in place to support a larger institution and are there any pieces left that you need to invest in at this point to support a $20 billion bank? And again with the accelerated tech investments that you had mentioned as well, how do you think about tech going forward?

Steven Gardner
Look, we need to continue to and will regularly invest in technology and our people. You have to ensure that you remain relevant that you continue to innovate and that is exactly what we have done and that is what we will continue to do. As far as the infrastructure that we put in place, David, that is around, as I think about it, from our financial reporting or modeling to our compliance BSA/AML, the complete risk management framework has really been strengthened over the last couple of years, and at the same time we approached these acquisitions with the idea of -- we want to keep the best athlete from either organization. I frankly do not care where they were just before we closed. My executive team knows that we seek to improve the organization at all levels.

David Feaster
Okay, that is helpful and then I know Opus has spent a lot of time and effort in improving the balance sheet and de-risking it, but through due diligence process, were there any other remaining items that you identified that you would be interested in, potentially running off or exiting?

Steven Gardner
I think that from the loan portfolio, no. I think it is much higher quality than I think we had anticipated. We knew that Paul and Brian Fitzmaurice had done a very nice job in addressing the issues and the problems identifying those high-risk areas and exiting those businesses. So, frankly we were impressed with the quality of the entire portfolio. From the deposit side, as I mentioned, there is some amount of higher cost funding, we will have some pretty good branch consolidations that would drive a part of our cost savings and so we would expect to run some of those off, but to do it in a thoughtful methodical way and then to replace those deposits with core deposits over time.

David Feaster
Okay, that is helpful. And then last one from me, how do you think about loan and deposit growth going forward, pro forma, what markets are you most excited about, what segments do you see the most opportunity and where do you think you could potentially accelerate growth?

Steven Gardner
Look, as we have talked about here now for a few quarters as we think there are opportunities in number of these markets, really all of the markets we operate are in some of the most dynamic and strongest in the country and we see for the near term continued modest growth in those markets and we will take advantage of that.

At the same time, we recognized that this is the longest economic expansion in our country’s history approaching 11 years. Again, other than some modest slowdown here and there, we do not see the economy decelerating substantively, but it informs our viewpoint on the rate of growth, we are focused on growing profitably with good quality assets.

Operator
Our next question is from Matthew Clark from Piper Sandler. Go ahead.

Matthew Clark
Hey, good morning.

Steven Gardner
Good morning.

Matthew Clark
Maybe just touching on capital return and buybacks probably on hold here, but how should we think about your appetite for additional M&A? I assume it’s come off the table for a while now, but can you speak to when you might feel comfortable looking for maybe additional deal to gain scale in smaller markets?

Steven Gardner
Yeah, I think that is right, we have plenty on our plate focused here to get the teams integrated, move through the process of regulatory and SEC re-approvals and get the transaction closed. We have a very well-developed playbook. Our team knows that we operate with a sense of urgency and that goes with all of our advisors and so that is our primary focus right now, Matt. We will reassess with the executive team and the board at various points to see where we are in that integration process, system conversions before we would consider looking at something else in any serious fashion.

Matthew Clark
Okay, and then just on balance sheet growth, you touched on a little bit, but as you remix away from multifamily a little bit and maybe reduced that concentration over time, how should we think about balance sheet growth on a combined basis, given the law of large numbers?

Steven Gardner
Well as I have told you in the past, I do not give you growth figures. I let you go ahead and put that into your model. We are focused on good strong profitable growth. We think that that opportunity is out there. Let me clarify, we do not expect to significantly rundown multifamily. We expect to be in the multifamily business, given that the portfolio is approximately $15 billion and we are running anywhere in 20%, 22%, 23% runoff range. We are going to need consistent production from all of our teams and that includes multifamily.

Matthew Clark
Okay, and then just last one for me on the timing of the close the mentioned second quarter, I know you are very efficient in announcing and closing deals. Should we just assume the end of the second quarter and do you feel like we can fine tune that?

Steven Gardner
Right now, we said later in the second quarter.

Matthew Clark
Okay, thank you.

Operator
Again, if you have a question, please press star (*) then one (1).

Our next question is from Jackie Bohlen from KBW. Go ahead.

Jackie Bohlen
Hey good morning. I wanted to touch base on the net interest margin and just your assumptions for deposit repricing and the ability of that, realizing that we are in a dynamic rate environment and there is a lot that could happen between now and close, when you think about margins and pressures on millennials and all of that, does the ability to reprice deposits help to mitigate some of that?

Steven Gardner
I think it does. That is how we are thinking about it. I think the combination of the various business lines that we are in, on the asset generation side, that mix helps to mitigate it, but in particular driving down the cost of deposits in the branch network and looking to grow the deposits from PENSCO and Commerce Escrow, we think, are very attractive opportunities to push deposit cost down over time. The reality is Opus, given some of the credit challenges it was facing here a few years ago, has not had the opportunity to invest in various areas, such as PENSCO systems and their sophistication and that is something that we are going to look to move to do very quickly. I think with Rich in place, there are some nice opportunities that we see to expand that business over time.

Jackie Bohlen
And with that expansion, does that involve the potential for maybe you further down the line looking into wealth management or developing it beyond just custodial services?

Steven Gardner
I think that is a natural progression, but we have plenty of work to do here in the near term before we go down some of those roads.

Jackie Bohlen
Okay, thank you.

Operator
Our next question is from Tyler Stafford from Stephens, go ahead.

Tyler Stafford
Hey, I want to follow up on Matt’s earlier question just around the buyback and capital deployment, is indeed the buyback off the table for the remainder of 2020 and what I am getting at is, when I think about the 14% EPS accretion that you expect in 2021, I am not sure exactly what the rest of the analysts had, but I did have you guys repurchasing the $100 million authorization, which was about 5% accretive to 2021 estimates, I am just trying to triangulate the buyback potential relative to what you guys used as a baseline earnings accretion number for 2021.

Steven Gardner
I would tell you that the buyback is still fully available to us, I would see no reason why we would not avail ourselves to that and in fact just the opposite given what we expected would be some volatility, we see it as a very attractive opportunity right now.

Tyler Stafford
Okay thanks and maybe ….

Steven Gardner
Try to let me to see if Ron wants to add anything regarding the modeling and the 14% accretions.

Ronald J. Nicolas, Jr.
So, we used the street estimates, Tyler, in both our case as well as Opus’s case, which I think particular in our case the buyback was pretty much embedded in those numbers and those estimates, so as Steve says, it really does not change our point of view on that aspect.

Tyler Stafford
Okay, thanks Ron. Was there any preliminary discussions with the private equity owners at Opus, they did have a large private equity ownership? Just curious if there are any preliminary discussions about how they are thinking about their position.

Steven Gardner
Paul, do you want to take that?

Paul Taylor
Yeah, we are in contact with them, but that is not something that I feel that I should discuss.

Tyler Stafford
Okay, fair enough and maybe just one more for me on the funding remix opportunity, I just want to confirm that there was no funding remix assumed in the earnings accretion here and Opus had, call it, 85% or so of their CDs for example maturing over the next couple of quarters, so you guys did not assume any repricing of those in your expectations, it that correct?

Steven Gardner
That is correct, that is what we utilized in the modeling, we did not use any synergy -- any revenue synergies, any place, although as I said earlier we think there are some pretty substantive opportunities over time, but no, we did not use any of that. We have used what we think is pretty modest cost savings estimates and pretty strong estimates around the fair value marks, appropriate but strong.

Tyler Stafford
Okay and I am sorry just one more for me, are there any details you can share at this point around the pro forma executive team, I do not think guys I saw anything in the deck around, just the management on a combined basis. Thanks.

Steven Gardner
Sure, so just as I said earlier, we are -- we assessed everything the Pacific Premier team does and we do that in conjunction with Paul, with Kevin, and their entire team and ultimately my goal for the team is that it is stronger and more capable at the end of the day than where either one of us would be going in, but as you know this is an acquisition not an MOE, there is none of that decision making, that would be, Paul and I, we will get a lot of his input and then we will make a decision there.

Operator
Our next question is from Gary Tenner from D.A. Davidson, go ahead.

Gary Tenner
Thanks, I have had a couple of quick follow-ups here. I think assuming that second quarter closing and I would assume the third quarter systems conversion, should full cost saves be achieved in a run rate in the fourth quarter, or do you think it pushes out to 2021?

Steven Gardner
We estimated a second half system conversion, obviously that is scheduled on for our core provider. We will need to get everything lined up with Opus’s core provider and the team and we will continue to assess it. What we have stated is that we expect a 100% of the cost savings to be phased in 2021.

Gary Tenner
Okay and just with regard to Durbin, would you be able to tell us what the amount of interchange income was at Opus in the most recent quarter?

Steven Gardner
For the quarter -- for the year, approximately 1.3 -- I mean...

Ronald J. Nicolas, Jr.
No, for the year, I think it was around $3 million. And we did haircut that about $1 million as a result of
Durbin.

Gary Tenner
So, given the timing of the deal will, the stepdown and interchange would occur third quarter of 2021 or would be third quarter of 2020?

Steven Gardner
Let us get back to you on that, Gary, and we will confirm.

Gary Tenner
All right, thanks again.

Operator
This concludes our question-and-answer session. I would now like to turn the conference back over to Mr. Gardner for any closing remarks.

CONCLUSION

Steven Gardner
Thank you, Kate and thank you everyone for joining us this morning. If you have any additional questions, feel free to call myself, Paul, or Ron, and we would be happy to talk with you. Have a great day.

Operator
The conference has now concluded, thank you for attending today's presentation, you may now disconnect.